Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

NOTICE TO STOCKHOLDERS

50% Stock Split: Periods and Instructions

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) informs its stockholders, in addition to the Material Fact disclosed on May 24, 2018, that the Central Bank of Brazil approved, on October 31, 2018, the resolution taken at the Extraordinary General Stockholders’ Meeting held on July 27, 2018 in connection with the Company’s stock split, to be carried out as follows:

• the current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares, will be 50% split. As a consequence, stockholders will receive one (1) new share for each two (2) shares of the same type they own;

• Baseline date: November 19, 2018;

• Trading: As from November 21, 2018, the Company’s shares will be traded ex-rights to the split, and it is certain that these new shares will be included in the stockholders’ position on November 26, 2018;

• Rights of the Split Shares: these new shares will be fully entitled to the earnings to be declared as from November 26, 2018, under the same terms of the common and preferred shares issued by Itaú Unibanco, as applicable;

• Dividends: Monthly dividends will be maintained at R$0.015 per share so that the total amounts monthly paid by the Company to stockholders will be increased by fifty percent (50%) as from January 02, 2019. The annual minimum dividend assured to preferred shares will also be maintained at R$0.022 per share;

• Fractions of Shares: Stockholders may transfer fractions of shares arising from the split in the period from November 26, 2018 to December 26, 2018, and any remaining shares arising from the fractions of shares will be separated, grouped in whole numbers and sold on the B3 S.A. - Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC) on January 11, 2018, and the net amount determined will be made available to the stockholders of these fractions as from January 24, 2018; and

• International Market: the securities traded on the U.S. market (ADR - American Depositary Receipt) will also be split by fifty percent (50%) so that investors will receive one (1) new ADR for every two (2) ADRs they hold on the base date. Accordingly, the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company to one (1) ADR.

Customer Service:

• Investor Relations website: www.itau.com.br/investor-relations (IR Service)

• Email to: Individuals Investor Relations: investor.relations@itau-unibanco.com.br

Institutional Investor Relations: iir@itau-unibanco.com.br

• Call Center to Stockholders: 3003-9285 for capitals and metropolitan areas, and 0800-720-9285 for other locations, business days from 9 am to 6 pm;

• Specialized branches:

Rio de Janeiro - RJ	São Paulo - SP
Rua Almirante Barroso, 52 - 2°andar	Rua Boa Vista, 176 - 1º Subsolo

São Paulo, November 1, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations